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                                                      OMB APPROVAL
                                                    OMB No. 3235-0145
                                                Expires September 30, 1988






                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934



                              Radiant Systems, Inc.
                   -------------------------------------------
                                (Name of Issuer)

                            No Par Value Common Stock
                   -------------------------------------------
                         (Title of Class of Securities)

                                   75025N 10 2
                   -------------------------------------------
                                 (CUSIP Number)





*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                      (Continued on the following page(s))



                                Page 1 of 5 Pages


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CUSIP No.    75025N 10 2                13G                   Page 2 of 5 Pages
          ---------------
-------------------------------------------------------------------------------



      1       NAME OF REPORTING PERSON
              S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


                       Erez Goren


      2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) [ ]
                       Not Applicable                                   (b) [ ]

      3       SEC USE ONLY



      4       CITIZENSHIP OR PLACE OF ORGANIZATION


                       United States

                   5        SOLE VOTING POWER
      NUMBER OF
        SHARES                3,100,000
     BENEFICIALLY
       OWNED BY
         EACH      6      SHARED VOTING POWER
      REPORTING
        PERSON
         WITH                    -0-


                   7      SOLE DISPOSITIVE POWER


                                 3,100,000

                   8      SHARED DISPOSITIVE POWER


                                 -0-

      9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


                       3,100,000

     10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN
              SHARES*

                       Not Applicable

     11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9


                       19.5%

     12       TYPE OF REPORTING PERSON*


                       IN


-------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!


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Item 1(a).     Name of Issuer.

               Radiant Systems, Inc.

Item 1(b).     Address of Issuer's Principal Executive Offices.

               1000 Alderman Drive, Alpharetta, Georgia 30005

Item 2(a).     Name of Person Filing.

               Erez Goren

Item 2(b).     Address of Principal Business Office or, if none, Residence.

               1000 Alderman Drive, Alpharetta, Georgia 30005

Item 2(c).     Citizenship.

               United States

Item 2(d).     Title of Class of Securities.

               Common Stock, no par value

Item 2(e).     CUSIP Number.

               75025N 10 2

Item 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is a:

               Not Applicable

Item 4(a).     Amount Beneficially Owned as of December 31, 1997.

               3,100,000 shares of Common Stock.

Item 4(b).     Percent of Class.

               19.5%

Item 4(c). Number of Shares as to Which Such Person has Sole or Shared Voting and Dispositive Power.

               Mr. Erez Goren has both sole voting power and sole dispositive power with respect to all 3,100,000 shares of Common Stock which he beneficially owns.


                                Page 3 of 5 Pages

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Item 5.        Ownership of Five Percent or Less of a Class.

               Not Applicable

Item 6.        Ownership of More than Five Percent on Behalf of Another Person.

               Not Applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

               Not Applicable

Item 8.        Identification and Classification of Members of the Group.

               Not Applicable

Item 9.        Notice of Dissolution of Group.

               Not Applicable

Item 10.       Certification.

               By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.



                                Page 4 of 5 Pages

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                                    SIGNATURE



After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Date:   February 9, 1998     /s/ Erez Goren
                             --------------------------------------------------
                             Erez Goren, Co-Chairman of the Board and
                             Chief Executive Officer
















                                Page 5 of 5 Pages